Exhibit 99.109

Approved
by Board:

August 2, 2012

Gifts and Entertainment (Associates) Policy

Purpose/Summary

To provide guidelines and establish procedures for exchanging Gifts and Entertainment with Associates

Applies To

All Rio Alto Personnel

Maintained By

Chief Financial Officer

Authority

Rio Alto’s Board of Directors

Table of Contents – Gifts and Entertainment (Associates) Policy

I.	Introduction	1
II.	Policy Application	1
III.	Definitions	1
IV.	Policy	2
V.	Guidelines	3
VI.	Dos and Don’ts – Gifts, Meals and Entertainment	5
VII.	Pre-Approval	6
VIII.	Procedures	6
IX.	Dos and Don’ts – Procedure	8
X.	Reporting	9
XI.	Violations	9
XII.	Responsibilities	9
XIII.	Contact	9

Gifts and Entertainment (Associates) Policy

I.	Introduction

The exchange of Gifts, Meals and Entertainment is often used to develop and maintain business relationships. However such exchange can expose RIO ALTO to significant risk.

The purpose of this policy is to minimize the potential of a real or perceived improper influence or conflict of interest arising from the exchange of Gifts, Meals and Entertainment to and from Associates and to provide guidelines and establish procedures to ensure Personnel have a clear and consistent understanding of RIO ALTO’s expectations for exchanging Gifts, Meals and Entertainment with Associates.

Any Gift, Meal or Entertainment offered to or accepted from an Associate, which does not include any Public Official, must comply with this policy.

II.	Policy Application

This policy applies to all Personnel in every location in which RIO ALTO operates.

III.	Definitions

“Associate” includes, but is not limited to, current or potential customers, vendors, suppliers, distributors, contractors or business partners or any other individual, company, organization or group having a real or contemplated business relationship with RIO ALTO who could influence, be perceived to influence or benefit from a business decision of RIO ALTO. Associate does include Public Officials.

“Entertainment” includes, but is not limited to receptions and tickets to, or participation in business, leisure, social, cultural or sporting events where the attendance serves a customary business purpose. Entertainment is given with the intent of initiating or developing a business relationship and, unless otherwise stated in this policy, requires the giver to be in attendance.

“Family Member” means

(1)

a spouse; domestic partner, spousal equivalent, or dependent (whether or not related), child (including adopted child), parent, sibling, grand-parent, grandchild, step brother-sister, step- parent, aunt, uncle, niece, nephew, guardian or an individual who stands or stood in the place of a parent to a person when the person was a child, foster-child, or ward;

(2)	any spouse, parent, sibling, or child of any of the above; and
(3)	any individual who is related by blood or affinity or whose close association with the person is the equivalent of a family relationship.

“Gift” means anything of value, transferred to another without compensation. Gifts are given as a mark of friendship or appreciation or to promote or advertise RIO ALTO’s or an Associate’s business and include, but are not limited to, non-monetary material items such as food and other consumable items, flowers, prizes, gift certificates or gift cards that are redeemable for products or services but have no cash value, discounts, promotional items, the use of a giver’s time, premises, materials or equipment.

“Meal” means any meal taken with at least one Associate independent from any Entertainment event.

“Money Equivalent” means any benefit that is readily and directly convertible into cash or cash benefit including, but not limited to, securities, stock options, bonds, loans, promissory notes or gift certificates or gift cards that have a cash value.

“Nominal Value” means $250.

“Personnel” means all RIO ALTO directors, officers and employees (permanent, part-time, students, temporary and casual), agents and all contractors who are subject to the Code of Business Conduct.

“Public Official” means any person holding a legislative, administrative or judicial office of a country; any person performing public functions for a country, public agency or enterprise or any official or agent of a public international organization, and includes political parties, officials of political parties and political party candidates.

“RIO ALTO” means RIO ALTO MINING LIMITED and all of its subsidiaries.

IV.	Policy

As a general rule, Personnel may offer and accept Gifts, Meals and Entertainment to or from an Associate that are unsolicited, infrequent, modest in value and consistent with standard industry practice.

Personnel may offer or accept any Gift, Meal or Entertainment to or from an Associate that:

  the recipient would not put a higher value on than the value intended;

  could not be interpreted as creating an obligation on the recipient; and

  would not embarrass the Personnel if colleagues knew about the Gift, Meal or Entertainment – nor if it became public knowledge (e.g. in the press).

Personnel are prohibited from offering or accepting any Gift, Meal or Entertainment to or from an Associate that:

  is a Public Official,

  is contrary to law; or

  obligates, influences or compromises, or may appear to obligate, influence or compromise, the conduct of, or be a personal enrichment to, the recipient.

Personnel must act in a fair and impartial manner in all business dealings, and must not create a perception that RIO ALTO is subject to undue influence. In deciding whether to offer or accept any Gift, Meal or Entertainment to or from an Associate, Personnel are expected to use good business judgment and consider the perception created by offering or accepting the Gift, Meal or Entertainment.

V.	Guidelines

While it is not possible to address all scenarios involved in the practice of exchanging Gifts, Meals and Entertainment with Associates, below are some general guidelines to assist in determining when such Gifts, Meals or Entertainment may be exchanged. These guidelines are not exhaustive, but rather are meant to illustrate RIO ALTO’s standard for the practice of exchanging Gifts, Meals and Entertainment with Associates.

1.	Personnel may offer or accept a Gift to or from an Associate that:
	a.	is not an improper payment and does not violate any applicable laws, rules or regulations or known policies of the Associate;
	b.	is openly given without any expectation or realization of any special advantage;
	c.	will not be seen as an attempt to gain an unfair advantage or reflect negatively on RIO ALTO’s reputation;
	d.	is widely available to others;
	e.	is at least one of the following:

i.	a promotional item that displays RIO ALTO’s or an Associate’s logo and is distributed for an advertising or commemorative purpose;
ii.	given at an appropriate time to recognize a customary holiday;
iii.	a result of a random draw or participation in a certain activity including, but not limited to an Entertainment event; or
iv.	in recognition of a specific performance or skill, including transaction closing celebrations;
f.	is reasonable in value; and
g.	is infrequent.

2.	Personnel may accept a Gift from an Associate that is above Nominal Value, but any such Gift is the property of RIO ALTO and must be dealt with in accordance with this policy.

3.	Personnel are prohibited from offering or accepting any Gift of money or Money Equivalent to or from an Associate, regardless of the value.

4.	Personnel may offer or accept a Meal to or from an Associate that:

a.	is not an improper payment and does not violate any applicable laws, rules or regulations or known policies of the Associate;
b.	promotes a good working relationship with Associates and other industry peers who are present;
c.	is openly given without any expectation or realization of any special advantage;
d.	will not be seen as an attempt to gain an unfair advantage or reflect negatively on RIO ALTO’s reputation;
e.	is usual and customary for the receiver’s position and industry;
f.	is at least one of the following:
g.	a specific business discussion takes place during, immediately before or immediately after;
i.	serves a customary business purpose such as networking or business development;
ii.	given at an appropriate time to recognize a customary holiday; or
iii.	in recognition of a specific performance or skill;
h.	has a demonstrable benefit to RIO ALTO’s business;
i.	is reasonable in value; and
j.	is infrequent.

5.	Personnel may offer or accept Entertainment to or from an Associate that:
	a.	is not an improper payment and does not violate any applicable laws, rules or regulations or known policies of the Associate;
	b.	promotes a good working relationship with Associates and other industry peers who are present;
	c.	is openly given without any expectation or realization of any special advantage;
	d.	will not be seen as an attempt to gain an unfair advantage or reflect negatively on

RIO ALTO’s reputation;
e.	is usual and customary for the receiver’s position and industry;
f.	is widely available to others;
g.	is at least one of the following:
	i.	a business-related meeting, convention, conference, or product training seminar;
	ii.	a specific business discussion takes place during, immediately before or immediately after;
	iii.	serves a customary business purpose such as networking or business development;
	iv.	in recognition of a specific performance or skill; or
	v.	no more than two tickets or passes to an event where the giver is not in attendance;
h.	has a demonstrable benefit to RIO ALTO’s business;
i.	is reasonable in value; and
j.	is infrequent.

6.

Personnel may offer or accept a Meal or Entertainment to or from an Associate that extends to a Family Member if it is customary and beneficial for the Family Member to participate or join the Associate or Personnel in the Meal or Entertainment.

7.

Personnel are prohibited from accepting any accommodation or travel expenses associated with Entertainment above Nominal Value offered from an Associate. All such expenses must be paid for by RIO ALTO or the Personnel accepting the Entertainment, including all accommodation and travel expenses of any Family Member of Personnel participating in the Entertainment, and must be approved in accordance with this policy.

8.	The value of any Gift, Meal or Entertainment offered to or accepted from an Associate is the fair market value of the Gift, Meal or Entertainment.

9.	Personnel are prohibited from offering or accepting any per diem payment to or from an Associate.

VI.	Dos and Don’ts – Gifts, Meals and Entertainment

The following examples are designed to help Personnel make informed decisions about the appropriateness of offering and accepting Gifts, Meals and Entertainment to or from Associates.

Right: RIO ALTO closed the deal on a significant contract with a new customer. During the signing ceremony, the local RIO ALTO manager presents the customer with a hand carved chess set valued below Nominal Value.

Wrong: In the scenario above, RIO ALTO’s local manager knows that the customer’s policies prohibit the receipt of any Gifts from suppliers, but nevertheless presents the Gift.

Right: After touring a RIO ALTO facility to see the production process, a customer is invited to attend an evening performance of the local orchestra.

Wrong: In the scenario above, after touring the RIO ALTO facility the customer insists on being taken out for a night on the town, including excessive alcohol and adult-only entertainment.

Right: A RIO ALTO regional manager is taken on a tour of a supplier’s local facility. After the tour, the regional manager attends a luncheon with the supplier’s employees and is presented with and accepts a sweater displaying the supplier’s logo valued at less than CAD$100.

Wrong: In the scenario above, instead of a sweatshirt the regional manager is offered and accepts CAD$100 worth of the supplier’s shares.

VII.	Pre-Approval

1.	Personnel must obtain written pre-approval in accordance with this policy before:
	a.	offering any Gift above Nominal Value to an Associate;
	b.	offering or accepting any private Meal (any Meal attended by a Personnel alone or with one or more Family Members) above Nominal Value to or from an Associate; or
	c.	offering or accepting any Entertainment above Nominal Value to or from an Associate.

2.

RIO ALTO recognizes that in certain situations it may be unrealistic to obtain pre-approval before accepting a private Meal above Nominal Value from an Associate. In such cases, Personnel may accept the Meal, but must still declare the Meal in accordance with this policy.

3.

Where any Meal or Entertainment to or from an Associate extends to a Family Member, the Nominal Value does not change. As such, pre-approval in accordance with this policy is in respect of the cumulative value for both parties.

4.

Personnel are prohibited from accepting more than three Gifts or Entertainment from the same Associate in a calendar year, unless approved in accordance with this policy. Meals are not subject to this restriction.

5.	Exceptions to this policy may be approved by the Chief Financial Officer.

VIII.	Procedures

1.	Pre-approval must be obtained in writing, by email or otherwise, as follows:
a.

by all Personnel (other than directors, including the President and Chief Executive Officer, and all direct reports to the President and Chief Executive Officer) from a Director level manager (or an equivalent approved by a Vice-President level manager) within the Personnel’s business unit or function;

	c.	by the President and Chief Executive Officer or the Chief Financial Officer; by the Chief Financial Officer from the President and Chief Executive Officer (and vice versa); and
	d.	by all directors, other than the President and Chief Executive Officer, from the Chair of the Nominating and Corporate Governance Committee.

2.

All payments by RIO ALTO for accommodation and travel expenses associated with Entertainment above Nominal Value offered from an Associate must be approved in writing, by email or otherwise, from the individual from whom pre-approval for the Entertainment is obtained, and will not be approved before an appropriate business case is received by such individual. All approved payments will be charged to the appropriate business unit or function like any other business expense.

3.

Personnel who accept a Gift above Nominal Value from an Associate must immediately give the Gift to an individual from whom pre-approval would be obtained under this policy. In rare cases, where such individual considers it to be appropriate for Personnel to retain the Gift, Personnel may submit a request in writing, by email or otherwise, to the Chief Financial Officer for approval to retain the Gift. Such approval will only be provided in limited circumstances.

4.	Approval for the acceptance of any Gift or Entertainment in excess of the three limit maximum must be obtained in writing, by email or otherwise, from the Chief Financial Officer.

5.	All Personnel must submit a completed Gifts and Entertainment Declaration Form, found at the end of this policy, to the Chief Financial Officer within 15 days of:
	a.	obtaining approval to retain a Gift above Nominal Value accepted from an Associate;
	b.	offering any Gift above Nominal Value to an Associate;
	c.	offering or accepting any Meal above Nominal Value that requires pre-approval under this policy to or from an Associate; and
	d.	offering or accepting any Entertainment above Nominal Value to or from an Associate.

6.

Where any Meal or Entertainment offered to or accepted from an Associate extends to a Family Member, the Nominal Value does not change. As such, the requirement to declare the Meal or Entertainment is in respect of the cumulative value for both parties.

7.	Personnel are prohibited from exchanging multiple Gifts or Entertainment with the effect of circumventing the Nominal Value requirement.

8.

Any Meals or Entertainment offered to an Associate must also comply with all applicable RIO ALTO expense policies and procedures and a copy of the completed Gifts and Entertainment Declaration Form, where a form is required to be submitted to the Chief Financial Officer under this policy, must be received by accounting before any request for payment or reimbursement will be processed.

IX.	Dos and Don’ts – Procedure

The following examples are designed to help Personnel understand the procedures for offering or accepting Gifts, Meals and Entertainment to or from Associates. All gifts not consumed during the Entertainment event and given to a supervisor are to be accumulated and distributed to all staff by way of a lottery system at yearend.

Right: A supplier invites a RIO ALTO employee and spouse to a 3-day event in Las Vegas that is to be attended by the supplier and several other customers of the supplier. The supplier offers to pay for the airfare, hotel accommodations and associated meals of the employee and spouse and for two tickets to a show. The total value of the Entertainment is above Nominal Value. The employee submits a business case to a Director level manager in his business unit for the accommodation and airfare expenses to be paid for by the employee’s business unit, which is approved, and obtains written pre-approval for the Entertainment. Before leaving for Las Vegas, the employee submits a completed Gifts and Entertainment Declaration Form to the Chief Financial Officer.

Wrong: In the scenario above, the employee does not receive approval for the accommodation and airfare expenses to be paid for by his business unit, but still obtains written pre-approval for the Entertainment on the condition that the employee pay for the accommodation and airfare expenses personally. The employee accepts the Entertainment, but instead of paying for the accommodation and airfare expenses himself, the employee allows the supplier to pay.

Right: A contractor invites a RIO ALTO employee to dinner and a rock concert in the contractor’s private box. The employee estimates the value of the dinner, including modest drinks, at $100 and the value of the concert ticket at more than $150, but less than $250. The employee obtains written pre-approval from a Director level manager in the employee’s business unit and submits a completed Gifts and Entertainment Declaration Form to the Chief Financial Officer the next day estimating the total Entertainment value at $250 – $350.

Wrong: In the scenario above, the employee considers the dinner to be separate from the concert ticket and therefore each below Nominal Value. The employee does not obtain written pre-approval and does not submit a completed Gifts and Entertainment Declaration Form to the Chief Financial Officer.

Right: A RIO ALTO employee attends a business conference paid for by RIO ALTO and, through a random draw, wins an iPad valued at $550. Upon returning from the conference, the employee gives the iPad to a Director level manager in her business function.

Wrong: In the scenario above, the employee keeps the iPad.

Right: A RIO ALTO employee receives a large basket of food and other consumable items on December 22 from a supplier. The employee is unsure of the value of the Gift, but recognizes that the value may be more than Nominal Value. The employee seeks permission from a Director level manager in his business unit to place the basket in the employee kitchen area for all employees to share. The employee does not submit a completed Gifts and Entertainment Declaration Form to the Chief Financial Officer.

Wrong: In the scenario above, the RIO ALTO employee does not consult with a Director level manager in his business unit. The employee instead decides to give the basket to a Family Member.

X.	Reporting

1.	All Gifts, Meals and Entertainment offered by Personnel to an Associate must be properly reported in RIO ALTO’s books and records.

2.	All Gift and Entertainment Declaration Forms are subject to review and audit.

XI.	Violations

Personnel who become aware of any violation or suspected violation of this policy must report the violation or suspected violation in accordance with the Code of Business Conduct.

No retaliatory action will be taken or is permitted against any Personnel making a good faith report of a violation or suspected violation related to this policy.

Violations of this policy will result in disciplinary action, in accordance with applicable local progressive discipline policies, up to and including termination.

XII.	Responsibilities

The Chief Financial Officer and appropriate delegates and the VP Finance have primary responsibility for establishing and maintaining the practices, guidelines and internal controls related to, and for monitoring the effectiveness of, this policy. Periodic reports will be provided to the Audit Committee in this regard.

Managers/supervisors have day-to-day responsibility for implementing this policy and ensuring that all Personnel for whom they are responsible are made aware of, and are given adequate and regular training on, this policy.

XIII.	Contact

Any questions regarding this policy or the appropriateness of any Gift, Meal or Entertainment to or from an Associate should be directed to the Corporate Secretary (Daniel Kenney dkenney@davis.ca) or the Chief Financial Officer (Anthony Hawkshaw tonyh@roaltomining.com).

Gifts and Entertainment Declaration Form

[ ]	Offering a Gift above Nominal Value:

	1.	Associate receiving (name, job title, and company name):

	2.	Date pre-approval was obtained:

	3.	From whom pre-approval was obtained:

	4.	Date the Gift was given:

	5.	Exact amount of the Gift:

	6.	Brief description of the Gift:

	7.	Reason for the Gift:

[ ]	Accepting a Gift above Nominal Value:

	1.	Associate giving (name, job title, and company name):

	2.	Date the Gift was received:

	3.	Associate giving (name, job title, and company name):

	4.	Date approval to retain Gift was obtained:

	5.	Estimated amount of the Gift:

	6.	Brief description of the Gift:

	7.	Reason for the Gift:

[ ]	Offering of a Meal above Nominal Value:

	1.	Associate(s) receiving (name, job title company name):

	2.	Where the Meal occurred (name and location)

	2.	Date pre-approval obtained:

	3.	Date the Meal occurred:

	4.	Exact amount of the Meal:

	5.	Reason for the Meal:

	6.	Description of specific business topic discussed:

[ ]	Accepting a Meal above Nominal Value:

	1.	Associate(s) receiving (name, job title company name):

	2.	Where the Meal occurred (name and location):

	3.	Date pre-approval obtained: OR reason why pre-approval not obtained:

	4.	From whom pre-approval obtained:

	5.	Date the Meal occurred:

	6.	Estimated amount of the Meal:

	7.	Reason for the Meal:

	8.	Description of specific business topic discussed:

[ ]	Offering Entertainment above Nominal Value:

	1.	Associate(s) receiving (name, job title company name):

	2.	Where the Entertainment occurred (name(s) and location(s)):

	3.	Date pre-approval obtained:

	4.	From whom pre-approval obtained:

	5.	Date the Entertainment occurred:

	6.	Exact amount of the Entertainment:

	7.	Brief description of the total Entertainment (including any accommodation or travel expenses):

	8.	Reason for the Entertainment:

	9.	Description of specific business topic discussed:

[ ]	Accepting Entertainment above Nominal Value:

	1.	Associate(s) receiving (name, job title company name):

	2.	Where the Entertainment occurred (name(s) and location(s)):

	3.	Date pre-approval obtained:

	4.	From whom pre-approval obtained:

	5.	Date the Entertainment occurred:

	6.	Estimated amount of the total Entertainment (excluding any accommodation or travel expenses):

	7.	Exact amount of accommodation and travel expenses:

	8.	Who paid for any accommodation and travel expenses:

	9.	Brief description of the Entertainment:

	10.	Reason for the Entertainment:

	11.	Description of specific business topic discussed:

For employees working in all locations, please submit your original form to:

Chief Financial Officer
C/O VP Finance
John Fong
johnf@rioaltonmining.com